Exhibit 6.2

THIS OFFER TO PURCHASE REAL ESTATE

made by:

Enviro.Farms Systems Inc

located at

18 Grant St., Plymouth MA 02360

(the “Buyer”)

OF THE FIRST PART

- TO -

Maurice Hoffman at 1000 9th Avenue, Bowdle, South Dakota 57428

(the “Seller”)

OF THE SECOND PART

Background

The Buyer wishes to submit an offer to purchase a certain piece of farmland from the Seller under the terms stated below.

IN CONSIDERATION OF and as a condition of the Seller selling the Property and the Buyer purchasing the Property (collectively the “Parties”) and other valuable consideration the receipt of which is hereby acknowledged, the Parties to this Offer to Purchase Real Estate agree as follows:

1.	Real Property The legal description of the Property is believed to be: SE 1/4, Section 10, T 122N, R 74W, Walworth County SD. The property is geographically located in the NW corner of 138th St and 321st Ave. The property includes 160 acres of improved farm ground with a waterway running from the middle on the north to the West corner on the South. The property is to be free of any and all encumbrances and easements at time of closing. Improvements to include

a.	50,000 Tons of gravel FOB from the owners nearby gravel pit to be used as needed for fill, in paving roads, driveways and parking areas.

b.	A Confined Animal Feeding Operations (CAFO) Permit to allow the feeding and milking of 2,880 head of Jersey milk cows, as well as the feeding of 1440 head of Jersey beef cattle and 2880 head of Jersey Calves and Heifers on site. Said CAFO Permit will be transferred to Buyer on Closing.

c.	All property included within this Offer is referred to as the “Property”.

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2.	Sales Price The total purchase price of $900,000.00 (the “Purchase Price”) that is to be paid for the Property by the Buyer is payable as follows:

a.	The initial money deposit (the “Deposit”) is $1.00 to be held in escrow until the sale closes, at which time this money will be credited to the Buyer, or until this Offer is otherwise terminated;

and

b.	The balance of the Purchase Price will be paid in cash or equivalent in financing at closing unless otherwise agreed prior to closing. The balance will be subject to adjustments at the time of closing for assessments of taxes or other items due on the property from the time of the Sellers possession.

3.	Closing & Possession The Closing Date will be at a time to be agreed by the Parties, at which time the Buyer will take possession of the Property. Notwithstanding the closing date, upon acceptance of this offer, the seller grants to the Buyer and its agents the immediate and unfettered right to survey, assess, inspect, test and analyze the property including soil and water available on the property.

4.	Conditions The Buyer’s obligation to purchase the Property is contingent upon the following enumerated condition(s):

a.	The Seller will provide the Buyer with proof of marketable title to the Property, which is free and clear of all claims by other individuals against the Property by the Closing Date.

b.	The Buyer will apply to obtain a loan or other financing in an amount sufficient to pay out the cost of this purchase and to build out the project to be placed on this property. The new loan must be completed and granted with sufficient money advanced to allow for payment of this sale before closing of this purchase can proceed. Buyer can always waive this condition on or before the Closing Date.

c.	By the Closing Date, the Seller will provide evidence that the Property will be free and clear of all encumbrances and easements upon closing and that the property has been permitted for the uses and purposes by which the Buyer intends to make use of the Property. The Buyer can always waive this condition on or before the Closing Date.

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5.	Notices All notices pursuant to this Offer must be written and signed by the respective party or its agent and all such correspondence will be effective upon it being mailed with return receipt requested, hand-delivered, or transmitted by facsimile or email as follows:

Buyer	Seller
Name: Enviro.Farm Systems Inc	Name: Maurice Hoffman
Address: 18 Grant St. Plymouth MA 02360	Address: 1000 9th Ave., Bowdle, SD 57248
Office: (605) 838-0103	Phone: (605) 281-1126
Cell: (605) 481-0403	Email:
Email: Info.enviro.farm@gmail.com

6.	Severability If any terms or provision of this Offer will, to any extent, be determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Offer will not be affected and each unaffected term and provision of this Offer will remain valid and be enforceable to the extent permitted by law.

7.	Interpretation Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Offer. Words in the singular mean and include the plural and vice versa. Words in the masculine gender mean and include the feminine gender and vice versa. Words importing persons include firms and corporations and vice versa.

8.	Time of Essence Time is of the essence in this Offer. Every calendar day except Saturday, Sunday or US national holiday will be deemed a business day and all relevant time periods in this Offer will be calculated in business days. Performance will be due the next business day, if any deadline falls on a Saturday, Sunday or US national holiday.

Buyer’s Offer

This is an offer to purchase the Property on the above terms and conditions.

Buyer:		Date: September 13, 2023 Office: (605) 838-0103
Title:	Founder & President	Cell: (605) 481-0403
Enviro.Farms Systems Inc
Located at: 18 Grant St., Plymouth MA 02360

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Acceptance

_____Acceptance of offer to purchase: The Seller accepts the foregoing offer on the terms and conditions specified above, and agrees to convey the Property to the Buyer at the time and under the terms indicated.

Seller’s Signature	Date	Time

Seller’s Name: Maurice Hoffman	Phone: (605) 281-1126
Address: 1000 9th Avenue, Bowdle, South Dakota 57428	Email:__________________________

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